SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
(Amendment No. 2)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2(b)

Cumberland Bancorp, Incorporated

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

230406100

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP NO. 230406100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Joel Porter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

		1,794,010

NUMBER OF

SHARES	6	SHARED VOTING POWER

BENEFICIALLY		0

OWNED BY

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		1,794,010

PERSON WITH

	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,794,010

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%

12	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 230406100	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:	Cumberland Bancorp, Incorporated
Item 1(b)	Address of Issuer’s	4 Corporate Centre
	Principal Executive	810 Crescent Centre Drive, Suite 320
	Offices:	Franklin, TN 37067
Item 2(a)	Name of Person Filing:	See Item 1 of page 2
Item 2(b)	Address of Principal	4 Corporate Centre
	Business Office:	810 Crescent Centre Drive, Suite 320
Franklin, TN 37067
Item 2(c)	Organization/Citizenship:	See Item 4 of page 2
Item 2(d)	Title of Class	Common Stock, $.50 par value
Of Securities:
Item 2(e)	CUSIP Number:	230406100
Item 3.	Inapplicable.
Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose

Joel Porter	1,794,010	11.7%	1,794,010 (2)	0	1,794,010 (2)	0

(1)	Based on 15,382,626 shares of Common Stock outstanding as of December 31, 2002, plus 3,300 shares of Common Stock subject to options held by reporting person, which are exercisable within 60 days of December 31, 2002.

(2)	Includes 3,300 shares which the reporting person had the right to acquire within 60 days of December 31, 2002 upon exercise of options. Includes 20,000 shares owned by the reporting person’s wife as to which the reporting person disclaims beneficial ownership.

CUSIP NO. 230406100	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

     Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Inapplicable

Item 8. Identification and Classification of Members of the Group.

     Inapplicable

Item 9. Notice of Dissolution of Group.

     Inapplicable

Item 10. Certification.

     Inapplicable

CUSIP NO. 230406100	13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003 Date

/s/ Joel Porter (Signature)

Joel Porter (Name/Title)